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Bob Ohly

Vice President, CFO at JPK Corporation dba Caffe Ladro

Seattle, Washington

Connect  **...**

JPK Corporation

University of Minnesota - Carlson School of...

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 98 connections

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Experience

Vice President, CFO

JPK Corporation

Oct 1995 – Present · 23 yrs 4 mos

Greater Seattle Area

Education

University of Minnesota - Carlson School of Management

Skills & Endorsements

Sales · 3

Daniel Teurn and 2 connections have given endorsements for this skill

Leadership · 3

Daniel Teurn and 2 connections have given endorsements for this skill

Financial Reporting · 3

Daniel Teurn and 2 connections have given endorsements for this skill

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Interests

University of Minnesota - Carlso...

48,431 followers

Caffe Ladro - Ladro Roasting

161 followers

 